Exhibit 99.1

Li Auto Inc. Launches Global Offering

BEIJING, China, August 2, 2021 — Li Auto Inc. (Nasdaq: LI) (“Li Auto” or the “Company”), an NEV automaker in China, today announced the launch of its global offering (the “Global Offering”) of 100,000,000 Class A ordinary shares of the Company, which comprises a Hong Kong public offering of initially 10,000,000 Class A ordinary shares commencing on August 3, 2021, Hong Kong time (the “Hong Kong Public Offering”) and an international offering of initially 90,000,000 Class A ordinary shares commencing today (the “International Offering”), and dual-primary listing of its Class A ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) under the stock code “2015.”

The Company’s American depositary shares (the “ADSs”), each representing two Class A ordinary shares of the Company, will continue to be listed and traded on the Nasdaq Global Select Market (“Nasdaq”). Investors in the Global Offering will only be able to purchase Class A ordinary shares and will not be able to take delivery of ADSs. Upon listing of the Class A ordinary shares on the Hong Kong Stock Exchange, the Class A ordinary shares listed on the Hong Kong Stock Exchange will be fully fungible with the ADSs listed on Nasdaq.

The initial number of Class A ordinary shares under the Hong Kong Public Offering and the International Offering represent 10% and 90% of the total number of Class A ordinary shares initially available under the Global Offering, respectively, subject to reallocation and over-allotment. Subject to the level of oversubscription in the Hong Kong Public Offering and pursuant to the claw back mechanism, as described in the Hong Kong prospectus to be issued by the Company in Hong Kong dated August 3, 2021, the total number of Class A ordinary shares available under the Hong Kong Public Offering could be adjusted to up to a maximum of 50,000,000 Class A ordinary shares, representing 50% of the Class A ordinary shares initially available under the Global Offering. In addition, the Company expects to grant the international underwriters an over-allotment option to require the Company to issue up to an additional 15,000,000 Class A ordinary shares in the International Offering, representing 15% of the total number of Class A ordinary shares initially available under the Global Offering.

The offer price for the Hong Kong Public Offering (the “Hong Kong Offer Price”) will be no more than HK$150.00 per Class A ordinary share (the “Maximum Hong Kong Offer Price”), or US$19.29, per Class A ordinary share (equivalent to US$38.58 per ADS). The offer price for the International Offering tranche of the Global Offering (the “International Offer Price”) may be set higher than, or the same as, the Maximum Hong Kong Offer Price. The Company will set the International Offer Price on or about August 6, 2021, Hong Kong time, by taking into consideration, among other factors, the closing price of the ADSs on the Nasdaq on the last trading day on or before August 6, 2021 and investor demand during the marketing process. The final Hong Kong Offer Price will be set at the lower of the final International Offer Price and the Maximum Hong Kong Offer Price of HK$150.00 per Class A ordinary share. The shares will be traded in board lots of 100 Class A ordinary shares.

The Company plans to use the net proceeds from the Global Offering for research and development of HPC BEV technologies, platforms, and future models, intelligent vehicle and autonomous driving technologies, and future EREV models; expansion of production capacity, retail stores, delivery and servicing centers, roll-out of HPC network, and marketing and promoting; and working capital and other general corporate purposes.

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Goldman Sachs (Asia) L.L.C. and China International Capital Corporation Hong Kong Securities Limited are the Joint Sponsors, Joint Global Coordinators, Joint Bookrunners, and Joint Lead Managers for the proposed Global Offering. UBS AG Hong Kong Branch is the Financial Advisor, Joint Global Coordinator, Joint Bookrunner, and Joint Lead Manager for the proposed Global Offering.

The International Offering is being made only by means of a preliminary prospectus supplement dated August 2, 2021 and the accompanying prospectus included in an automatic shelf registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 2, 2021, which automatically became effective upon filing. The registration statement on Form F-3 and the preliminary prospectus supplement are available at the SEC website at: http://www.sec.gov.

The proposed Global Offering is subject to market and other conditions, and there can be no assurance as to whether or when the Global Offering may be completed, or as to the actual size or terms of the Global Offering. This press release shall not constitute an offer to sell or the solicitation of an offer or an invitation to buy any securities of the Company, nor shall there be any offer or sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction. This press release does not constitute a prospectus (including as defined under the laws of Hong Kong) and potential investors should read the prospectus of the Company for detailed information about the Company and the proposed Global Offering, before deciding whether or not to invest in the Company. This press release has not been reviewed or approved by The Stock Exchange of Hong Kong Limited or the Securities and Futures Commission of Hong Kong.

The price of the Class A ordinary shares of the Company may be stabilized in accordance with the Securities and Futures (Price Stabilizing) Rules (Chapter 571W of the Laws of Hong Kong). The details of the intended stabilization and how it will be regulated under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) will be contained in the Hong Kong prospectus of the Company to be dated August 3, 2021.

About Li Auto Inc.

Li Auto Inc. is an NEV automaker in China. The Company designs, develops, manufactures, and sells premium smart electric vehicles. Through its product and technology, the Company provides families with safe and convenient products and services. Li Auto is a pioneer to successfully commercialize EREVs in China. Its first and currently the only commercialized model, Li ONE, is a six-seat, large premium electric SUV equipped with a range extension system and advanced smart vehicle solutions. The Company started volume production of Li ONE in November 2019 and released the 2021 Li ONE on May 25, 2021. As of July 31, 2021, the Company delivered over 72,000 Li ONEs. The Company leverages technology to create value for its users. It concentrates its in-house development efforts on its proprietary range extension system, next-generation electric vehicle technology, and smart vehicle solutions. Beyond Li ONE, the Company aims to expand its product line by developing new vehicles, including BEVs and EREVs, to target a broader consumer base.

For more information, please visit: http://ir.lixiang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Li Auto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Li Auto’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Li Auto’s strategies, future business development, and financial condition and results of operations; Li Auto’s limited operating history; risks associated with extended-range electric vehicles, Li Auto’s ability to develop, manufacture, and deliver vehicles of high quality and appeal to customers; Li Auto’s ability to generate positive cash flow and profits; product defects or any other failure of vehicles to perform as expected; Li Auto’s ability to compete successfully; Li Auto’s ability to build its brand and withstand negative publicity; cancellation of orders for Li Auto’s vehicles; Li Auto’s ability to develop new vehicles; and changes in consumer demand and government incentives, subsidies, or other favorable government policies. Further information regarding these and other risks is included in Li Auto’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Li Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts for Investors:

Li Auto Inc.

Investor Relations

Email: ir@lixiang.com